October 28, 2014

VIA EDGAR

Daniel Morris

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Medifocus, Inc.

Registration Statement on Form 20-F

Filed on September 17, 2014

File No. 000-55169

Dear Mr. Morris:

This letter sets forth the response of Medifocus, Inc. (the “Company”) to the comment letter, dated October 14, 2014 (the “Comment Letter”), of the staff in the Division of Corporation Finance (the “Staff”) relating to the Company’s Registration Statement on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on September 17, 2014 (as amended by Amendment No. 1 thereto, the “Form 20-F”).

In order to facilitate your review, we have repeated each comment from the Comment Letter in its entirety in italics in the original numbered sequence. Page references in the responses below are to the Form 20-F. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Form 20-F.

Special Note Regarding Forward-Looking Statements, page 1

1.	Given your disclosure on page 15 that your common stock is a “penny stock,” the safe harbor you cite here and page 29 is inapplicable. See Exchange Act Section 21E(b)(1)(C). Please revise to remove reference to this safe harbor.

Response:

In response to the Staff’s comment, the Company has added the last full paragraph on page 1 of the Registration Statement on Form 20-F (Amendment No. 1) on Form 20-F, filed by the Company with the Commission on October 28, 2014 (“Amendment No. 1”) to reflect the changes requested by the Staff.

Item 1. Identity of Directors, Senior Management and Advisors, page 2

2.	Please reconcile the legal advisor mentioned here with the name of counsel who provided your response letter dated September 17, 2014.

Response:

In response to the Staff’s comment, the Company has revised the last paragraph beginning on page 2 of the Form 20-F to reflect the changes requested by the Staff.

We previously identified a material weakness . . ., page 6

3.	You disclose here that you remediated the material weakness related to having insufficient accounting personnel. You disclose in the preceding risk factor that you are “understaffed” and “continue to operate with . . . insufficient staffing.” Please reconcile.

Response:

The above referenced risk factor discusses that a material weakness in internal control over financial reporting previously existed because we “did not employ a sufficient number of qualified accounting personnel to ensure proper and timely evaluation of complex accounting, tax and disclosure issues that arise during the course of our business.” As we disclosed, we believe that specific risk – the risk of not being able to address complex accounting, tax and disclosures issues—has been remediated as a result of our retaining an additional accounting firm that provides us appropriate support.

The immediately preceding risk factor addresses a more general risk of having constrained resources that does not allow us to hire personnel that may be needed “to support, manage and control our operations in order to operate optimally.” As discussed above, as a result of outsourcing certain accounting functions we believe we now have sufficient resources to identify and address complex accounting, tax and disclosure issues; however, this may not be an optimal solution.

As such, the Company believes the current disclosure is appropriate.

We do not manufacture the Prolieve system . . ., page 8

4.	Please reconcile your disclosure here regarding the possibility that you will not have enough Prolieve systems in inventory to support business growth with your disclosure on page 24 that you do not intend to market such systems for sale. It is unclear why your inventory may be insufficient if you do not intend to sell the amounts currently held as inventory.

Response:

In the first paragraph on page 24 of the Form 20-F, the Company states “In the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through our mobile service, which eliminates physicians’ need to purchase, and learn how to operate, the Prolieve system. However, if U.S. or international customers choose to purchase the Prolieve system itself, we will accommodate such costumers’ needs to the best of our ability” (emphasis added). In addition, as our mobile service business continues to grow, we will likely need more Prolieve systems to equip our mobile vans. Thus, there is a possibility we could run out of the Prolieve systems currently on hand.

The Company also intends to expand its Prolieve business internationally, if successful, we will need to supply Prolieve systems and disposable kits to the international markets. As such, we believe the Prolieve systems currently in our inventory could be depleted without the Company actively seeking to sell the systems in the U.S. market. Accordingly, the Company believes the current disclosure is appropriate.

The success of our products . . ., page 13

5.	Your disclosure implies that use of your products is reimbursed by the third parties you mention. If that is not correct, please revise to eliminate that implication.

Response:

In the U.S., physicians who perform the Prolieve procedure themselves or through the Company’s mobile service are reimbursed by the government and/or private insurance companies. The Company does not maintain a direct relationship with insurance companies or government in reimbursement matters. Accordingly, the Company believes the current disclosure is appropriate.

Item 4. Information on the Company, page 16

6.	Please revise to clarify the nature of your agreements with the suppliers mentioned on page 8. For example, do you have a contract that guarantees you a fixed number of catheter kits per month or do you order from the suppler as needed? Please also revise to clarify whether Sanmina Corporation is still able to manufacture Prolieve systems and the availability of alternate suppliers.

Response:

In response to the Staff’s comment, we have revised the second full paragraph on page 24 of the Form 20-F to reflect the changes requested by the Staff.

Adaptive Phased Array Technology Illustration, page 25

7.	We note your response to prior comment 12. Please further expand your discussion of your relationship with MIT. The nature of the benefit derived from the assistance provided is unclear.

Response:

In response to the Staff’s comment, we have amended the last full paragraph on page 25 of the Form 20-F to reflect the changes requested by the staff.

Medifocus Holding Joint Venture, page 28

8.	Please revise to clarify the status of the testing and approval mentioned in the third paragraph. Also, your disclosure regarding the activities you intend to conduct through the joint venture appears inconsistent with your disclosure on page 24 that you do not intend to market Prolieve systems. Please revise or advise.

Response:

In response to the Staff’s comment, the Company has revised the last two paragraphs on page 28 of the Form 20-F to reflect the changes requested by the Staff. Further, on page 24 of the Form 20-F, the Company indicates that it does not intend to market the Prolieve systems in the U.S. market. For international markets, the Company’s marketing approach will depend on local practices and other factors. As such, the Company may sell the Prolieve systems to international customers but our main source of revenue will still be the disposable catheter kits. Regarding the disclosure pertaining to the joint venture, the distribution of Prolieve system in this context means the distribution of both the Prolieve system console and the disposable kits outside of the U.S. market. Accordingly, the Company believes the current disclosure is appropriate.

Item 5. Operating and Financial Review and Prospects, page 29

Operating Results, page 34

9.	Please revise to clarify the extent to which your sales consist of Prolieve control units and single-use catheters. In this regard, you disclose on page 5 that you generate revenue from sales of both types of products; however, you also disclose on page 23 that you do not intend to actively market control units.

Response:

In response to the Staff’s comment, we have revised the language in the subsection entitled “Sales” on page 35 of the Form 20-F to reflect the changes requested by the Staff.

For additional clarification to the Staff, the Company currently reports its sales as (i) revenue from the sale of consoles and single-use catheters (i.e., products) and (ii) revenue from the provision of mobile services. The disclosure on page 23 indicates that “in the U.S. market, we do not intend to actively market the Prolieve system itself but, rather, our strategy is to grow revenue through the direct sale of disposable catheter kits to physicians with Prolieve systems installed and, increasingly, through our mobile service.” Further, on page 23 we state “At this time, 100% of our revenues come from the sales of our disposable catheters used in each treatment or the provision of mobile services that provide therapy using our disposable catheters.” Accordingly, the Company believes that the existing disclosure is appropriate.

Liquidity and Capital Resources, page 38

10.	We note from pages F-3 and F-4 that you had $2 million of outstanding accounts receivable as of March 31, 2014, which represents approximately 40% of the total sales that you recognized during the fiscal year ended March 31, 2014. We further note your disclosures in this section related to how you evaluate your outstanding accounts receivable for collectability. Please explain to us in more detail how recorded sales during the periods presented in your Consolidated Statements of Operations and Comprehensive Loss meet the criteria outlined in SAB Topic 13(A)(1) that collectability must be reasonably assured in order to recognize revenue. Also, please tell us the amount of the outstanding accounts receivable balance as of March 31, 2014 that you have collected as of the date of your response to this comment.

Response:

One of the criteria that must be meet in order for the Company to recognize revenue is that collectability of the sales price is reasonably assured, following the guidance contained in SAB Topic 13(A)(1). We make that determination as of the sales date on a customer by customer basis and assess evidence such as our customer’s credit history with us and creditworthiness.

The Company’s collection terms with its customers are generally 30-90 days from invoicing, depending on the specific customer and terms. The Company’s receivables have increased significantly since the acquisition of Prolieve and the continuing sales growth associated with the sales of Prolieve products and services and as such its collection patterns are dynamic. Due to the relatively small number of customer at this point in time, the Company evaluates collectability of its receivables, both upon the initial sale and subsequently at each balance sheet date, on a customer by customer basis.

As of March 31, 2014, approximately $605,000 of its accounts receivable were greater than 30 days past due ($509,000 of which were from five customers). Based on the Company’s assessment as of March 31, 2014 of each of these accounts, and its current assessment of the collectibility of each of these accounts, the Company established an allowance for doubtful accounts of $34,000.

Included in the accounts receivable balance as of March 31, 2014 was approximately $1.8 million of gross customer receivables (and $0.2 million of other miscellaneous receivables). Of the $1.8 million customer receivables, approximately $1.3 million has been collected as of September 30, 2014. Approximately 90% of the remaining uncollected balance is due from six customers and, based on discussions with those customers, the Company believes the amounts remain collectible.

11.	Please revise to clarify the effect on your liquidity and contractual obligations resulting from you not being in compliance with the provisions of an outstanding debt agreement, as noted on page F-2. Also, please tell us, with a view toward clarified disclosure, how your current discussion and tables includes your funding and capital contribution obligations referred to on page 28.

Response:

In response to the Staff’s comment, the Company has revised the fifth full paragraph on page 39 of the Form 20-F to reflect the changes requested by the Staff. Regarding the Staff’s second comment, here, based on discussions with Medifocus Holdings and Ideal Concept, the Company does not expect to make any further contributions or loan to the joint venture. As such, no such amount is included in our contractual obligations table disclosure. In an effort to clarify this, the Company has revised the fourth full paragraph on page 28 of the Form 20-F.

Directors and senior management, page 42

12.	Please tell us why the “key employees” mentioned on pages 48 and 49 are not included in this section. See Item 6.A of Form 20-F.

Response:

The table in the section titled “Options Granted during Fiscal Year Ended March 31, 2013 and Period from April 1, 2013 through March 31, 2014” erroneously contained options granted to employees that the Company does not consider to be “key employees.” In response to the Staff’s comment, the Company has revised such table on page 50 of the Form 20-F to remove these individuals. Further, two individuals, Kurt O’Neill and Ernie Eves, no longer hold their respective positions with the Company and therefore are not listed as directors or senior management.

Summary Compensation Table, page 45

13.	Note 4 appears in the table but not after the table. Conversely, note 3 appears after the table but not in the table. Please revise to clarify the purpose of these notes.

Response:

In response to the Staff’s comment, the Company has revised the Summary Compensation Table to reflect the changes requested by the Staff.

Option Grants, page 46

14.	The sentence before the first table discloses the information is as of March 31, 2014, but note 1 refers to March 31, 2013. Please reconcile. Also, the number of options listed for Dr. Cheung is different from the numbers on pages 48 and 55. Please reconcile.

Response:

In response to the Staff’s comment, the Company has revised the Option Grants tables on pages 47 and 49 to remove the columns labeled “Value of unexercised in-the-money options,” and to reflect the changes requested by the staff.

Outstanding Options, page 48

15.	On page 47, you disclose that an aggregate of 8,025,000 options have been granted. Please reconcile with the aggregate number disclosed here.

Response:

The disclosure that an aggregate of 8,025,000 options have been granted pertains to the aggregate outstanding options. In the Outstanding Options table, the Company further discloses that there is an aggregate of 7,525,000 options outstanding to the Company’s directors, officers and key employees. The discrepancy between these two numbers is 500,000 options that were granted to non-key employees who are not included in the Outstanding Options table. Accordingly, the Company believes that the current disclosure is appropriate.

Major Shareholders, page 56

16.	Please identify the natural persons who have or share the power to direct the voting or disposition of the securities listed, or to receive the economic benefit of ownership of the securities.

Response:

In response to the Staff’s comment, the Company has revised the Major Shareholders table on page 57 of the Form 20-F to reflect the changes requested by the Staff.

Offer and listing details, page 58

17.	Your disclosure in the first paragraphs on pages 58 and 59 appear to be inconsistent regarding on what date your shares began trading on the OTCQX. Please reconcile.

Response:

In response to the Staff’s comment, the Company has revised the first paragraph under Item 9.A. on page 58 of the Form 20-F and the paragraph under Item 9.C. on page 60 of the Form 20-F to reflect the changes requested by the Staff.

Item 10. Additional Information, page 60

18.	Please revise to compare the differences between Canadian and United States law. See Item 10.B.9 of Form 20-F.

Response:

In Item 10.B.IV. the Company discloses “[w]ith respect to the matters discussed in this Item 10B, the law applicable to the Company is not significantly different from the United States law.” Accordingly, the Company believes that the current disclosure is appropriate.

Material Contracts, page 62

19.	If any of the agreements you mention have expired, please revise to state so directly. We note, in this regard, that the “Follow-Up Offering Agreement” was scheduled to expire on August 31, 2014.

Response:

In response to the Staff’s comment, we have revised the first and sixth full paragraphs on page 64 to reflect the changes requested by the Staff.

Item 13. Defaults, Dividend Arrearages and Delinquencies, page 73

20.	Please tell us how you concluded the information required by this item is “not applicable,” given the disclosure on pages F-2 and F-7 that you are “not in compliance with the provisions of an outstanding debt agreement.”

Response:

The Company believes that disclosure called for by Item 13 is not applicable pursuant to the instructions to Item 13.A. While the Company is not currently in compliance with the provisions of an outstanding debt agreement, the lender has not notified the Company of an event of default of non-payment of principal and interest. Pursuant to instructions to this Item, “this requirement only applies to events that have become defaults under the governing instruments, i.e., after any grace period has expired and any notice requirements have been satisfied.” Accordingly, because no notice of default has been received, the Company believes that the current disclosure is appropriate.

Exhibit 15.1

21.	We note in this exhibit that your independent accountants consented to the use of their audit report dated March 31, 2014 with respect to your consolidated financial statements for the years ended March 31, 2013, 2012 and 2011. We also note your independent accountants dated their consent as of March 31, 2014. Finally, we note in the audit report at page F-2 of this filing that your independent accountants opined on the financial statements as of and for the years ended March 31, 2014, 2013 and 2012 and their audit report is dated September 15, 2014. Please revise the filing to include a currently dated and signed consent from your independent accountants with your next amendment. Note the revised consent should refer to the audit report included in the filing and also reference the financial statements opined upon in the audit report.

Response:

In response to the Staff’s comment, we have revised Exhibit 15.1 to reflect the changes requested by the Staff.

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses, or need additional information, please do not hesitate to call me at (585) 231-1342.

Very truly yours,

Harter Secrest & Emery LLP

/s/ John D. Callan Jr.
John D. Callan
DIRECT DIAL: 585.231.1342 EMAIL: JCALLAN@HSELAW.COM

Cc:	Dr. Augustine Cheung

Medifocus, Inc.